August 23, 2018

Anne Waleski
Executive Vice President and Chief Financial Officer
Markel Corp
4521 Highlwoods Parkway
Glen Allen, Virginia 23060-6148

       Re: Markel Corp
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-15811

Dear Ms. Waleski:

        We have reviewed your July 20, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
9. Unpaid Losses and Loss Adjustment Expenses
b) Loss Development Information, page 72

1. Please address the following with respect to your July 20, 2018 response:

           Your response states that ultimate incurred losses and loss adjustment expenses include reserves for accident years 2012-2017 for acquisitions completed during 2017 but that loss data for prior accident years was not recast. However, you also state in your response that acquired reserves are not included in losses and loss adjustment expenses for the year ended December 31, 2017. Address for us the apparent inconsistency and clarify how acquired reserves are presented in your loss
 Anne Waleski
Markel Corp
August 23, 2018
Page 2
             development tables. To the extent that acquired reserves are not included in the tables, explain to us why you have not included a reconciling item for such reserves in your table on page 76.
             Quantify for us your acquired reserve balances as of December 31, 2017.
             Explain to us how you assessed materiality in determining not to recast loss data for prior accident years for acquisitions completed during 2017. In this respect, the loss development attributable to acquired reserves in your International Insurance segment of $25.5 million as noted in your response would appear to be material when compared to total loss development of $105.4 million for this segment.
             The reconciliation provided in your response includes reconciling items that are not also included in the reconciliation on page 76 of your Form 10-K. For example, we did not note a reconciling item for reserve discounts or foreign currency adjustments.
             Explain to us these apparent inconsistencies.


       You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3246, if
you have questions regarding the comment.



FirstName LastNameAnne Waleski                                 Sincerely,
Comapany NameMarkel Corp
                                                               Division of
Corporation Finance
August 23, 2018 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName